FTB ADVISORS, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2015

	Common stock			Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss, net		Total
	Shares		Amount					
Balance, December 31, 2014	2,000	$	25,000	3,909,461	32,743,629	(5,639,763)	$	31,038,327
Net income	-		-	-	5,969,921	-		5,969,921
Recognized pension and other employee benefit plans included in net periodic benefit costs	-		-	-	-	(562,824)		(562,824)
Tax benefit reversals - stock-based compensation plan	-		-	(5,476)	-	-		(5,476)
Balance, December 31, 2015	2,000	$	25,000	3,903,985	38,713,550	(6,202,587)	$	36,439,948

See accompanying notes to financial statements.